Issuer Free Writing Prospectus

Filed under Rule 433

Registration Statement No. 333- 224017

Form of Pricing Term Sheet

Merck & Co., Inc.

June 16, 2020

0.750% Notes due 2026

1.450% Notes due 2030

2.350% Notes due 2040

2.450% Notes due 2050

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement dated June 16, 2020.

Expected Ratings of the Notes:*	A1 Moody’s / AA- S&P (stable/negative watch)

Trade Date:	June 16, 2020

Settlement Date:	June 24, 2020 (T+6)

Joint Book-Running Managers:	BNP Paribas Securities Corp., BofA Securities, Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc.

Co-Managers:	Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Santander Investment Securities Inc., DNB Markets, Inc., HSBC Securities (USA), Inc., ING Financial Markets LLC, SG Americas Securities, LLC, Standard Chartered Bank, Siebert Williams Shank & Co., LLC, R. Seelaus & Co., LLC

Title:	0.750% Notes due 2026	1.450% Notes due 2030	2.350% Notes due 2040	2.450% Notes due 2050

Size:	$1,000,000,000	$1,250,000,000	$1,000,000,000	$1,250,000,000

Maturity Date:	February 24, 2026	June 24, 2030	June 24, 2040	June 24, 2050

Interest Payment Dates:	February 24 and August 24, commencing February 24, 2021	June 24 and December 24, commencing December 24, 2020	June 24 and December 24, commencing December 24, 2020	June 24 and December 24, commencing December 24, 2020

Coupon:	0.750%	1.450%	2.350%	2.450%

Benchmark Treasury:	UST 0.250% May 31, 2025	UST 0.625% May 15, 2030	UST 2.000% February 15, 2050	UST 2.000% February 15, 2050

Treasury Yield:	0.341%	0.743%	1.513%	1.513%

Spread to Benchmark Treasury:	T+50 bps	T+80 bps	T+90 bps	T+105 bps

Yield to Maturity:	0.841%	1.543%	2.413%	2.563%

Price to Public:	99.497%	99.141%	99.005%	97.645%

Underwriting Discount:	35 bps	45 bps	75 bps	80 bps

Make-Whole Call:	We may, at our option, redeem some or all of the 2026 notes, the 2030 notes, the 2040 notes or the 2050 notes prior to the applicable Par Call Date at any time or from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the Reinvestment Rate plus 10 basis points with respect to the 2026 notes, the Reinvestment Rate plus 15 basis points with respect to the 2030 notes, the Reinvestment Rate plus 15 basis points with respect to the 2040 notes and the Reinvestment Rate plus 20 basis points with respect to the 2050 notes, plus, in each case, any interest accrued but not paid to the date of redemption.

Par Call:

We may redeem the 2026 notes, the 2030 notes, the 2040 notes or the 2050 notes, on or after the applicable Par Call Date, in whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of the 2026 notes, the 2030 notes, the 2040 notes or the 2050 notes, plus any interest accrued but not paid to the date of redemption.

The term “Par Call Date” means January 24, 2026, the date that is one month prior to the maturity of the 2026 notes, March 24, 2030, the date that is three months prior to the maturity of the 2030 notes, December 24, 2039, the date that is six months prior to the maturity of the 2040 notes and December 24, 2049, the date that is six months prior to the maturity of the 2050 notes.

CUSIP:	58933Y AY1	58933Y AZ8	58933Y BA2	58933Y BB0

ISIN:	US58933YAY14	US58933YAZ88	US58933YBA29	US58933YBB02

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the notes against payment therefor on the 6th business day following the Trade Date (such settlement being referred to as “T+6”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisors.

The issuer has filed a preliminary prospectus supplement and registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement, and other documents the issuer has filed with the SEC and that are incorporated by reference into the preliminary prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, BofA Securities, Inc. collect at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611. This pricing term sheet supplements the preliminary prospectus supplement issued by Merck & Co., Inc. on June 16, 2020 relating to its prospectus dated March 29, 2018.